Pagaya Reports Third Quarter and Nine Months Ended 2023 Results

Exceeded third quarter guidance on all metrics:

•Record Network Volume of $2.1 billion
•Record Total Revenue and Other Income of $211.8 million
•Record Adjusted EBITDA of $28.3 million
•Announced new partner integrations, including a top 5 bank in the U.S. by total assets and a top 4 OEM auto captive by U.S. vehicle sales

Raises outlook for full-year 2023 Network Volume, Total Revenue and Other Income and Adjusted EBITDA

New York, NY and Tel Aviv, Israel – November 2, 2023 – Pagaya Technologies Ltd. (NASDAQ: PGY) (“Pagaya”, the “Company” or “we”), a global technology company delivering artificial intelligence infrastructure for the financial ecosystem, today announced financial results for the third quarter and nine months ended September 30, 2023 and raised its outlook for Network Volume, Total Revenue and Other Income and Adjusted EBITDA.

“Our third quarter performance once again underscored the strength of our two-sided network. We exceeded our outlook across all metrics and achieved record network volume, revenue and adjusted EBITDA,” said Gal Krubiner, co-founder and CEO of Pagaya Technologies. “The strong momentum in our business and the integration of our product by new transformational partnerships are driving a step-change in our journey to transform the consumer finance ecosystem.”

Third Quarter 2023 Financial Highlights

All comparisons are made versus the same period in 2022 and on a year-over-year basis unless otherwise stated.

•Record network volume of $2.1 billion (exceeding outlook of $1.9 billion to $2.0 billion), grew by 10%, driven primarily by continued growth of the Company’s largest strategic partners in its personal loan product and the ramp-up of newer partnerships.
•The Company raised $4.9 billion across eleven asset-backed securitizations (“ABS”) in the nine months ended September 30, 2023 and was once again the number one personal loan ABS issuer in the US by issuance size in the third quarter.
•Record total revenue and other income of $211.8 million (exceeding outlook of $190 million to $200 million), increased 4%, driven primarily by 9% growth in revenue from fees.
•Revenue from fees less production costs (“FRLPC”) increased 29% to $72.7 million. FRLPC as a percentage of network volume (“FRLPC margin”) improved 50 basis points to 3.4%.
•Record adjusted EBITDA of $28.3 million (exceeding outlook of $10 million to $20 million). This is an increase of $33 million compared to the prior year period, benefiting from the growth in FRLPC and operating leverage as the business scales. The Company also generated positive quarterly GAAP operating income for the first time as a public company.

•Adjusted net income of $14.3 million, which excludes the impact of non-cash items such as share-based compensation expense, representing the second consecutive quarter of positive adjusted net income.
•Net loss attributable to Pagaya shareholders of $21.8 million, compared to $74.8 million in the prior year period, due primarily to the continued improvement in operating results and lower non-cash expenses such as share-based compensation expense.

Full-Year 2023 Outlook

The Company is raising its outlook for Network Volume, Total Revenue and Other Income and Adjusted EBITDA:

FY23
Network Volume	Expected to be between $8.0 billion and $8.2 billion
Total Revenue and Other Income	Expected to be between $800 million and $825 million
Adjusted EBITDA	Expected to be between $65 million and $75 million

Webcast
The Company will hold a webcast and conference call today, November 2, 2023 at 8:30 a.m. Eastern Time. A live webcast of the call will be available via the Investor Relations section of the Company’s website at investor.pagaya.com. To listen to the live webcast, please go to the site at least five minutes prior to the scheduled start time in order to register, download and install any necessary audio software. Shortly before the call, the accompanying materials will be made available on the Company’s website. Shortly after the call, a replay of the webcast will be available for 90 days on the Company’s website.

The conference call can also be accessed by dialing 1-855-327-6837 or 1-631-891-4304. The telephone replay can be accessed by dialing 1-844-512-2921 or 1-412-317-6671 and providing the conference ID# 10022646. The telephone replay will be available starting shortly after the call until Thursday, November 16, 2023. A replay will also be available on the Investor Relations website following the call.

About Pagaya Technologies
Pagaya (NASDAQ: PGY) is a global technology company making life-changing financial products and services available to more people nationwide. By using machine learning, a vast data network and a sophisticated AI-driven approach, Pagaya provides comprehensive consumer credit and residential real estate solutions for its partners, their customers, and investors. Its proprietary API and capital solutions integrate into its network of partners to deliver seamless user experiences and greater access to the mainstream economy. Pagaya has offices in New York and Tel Aviv. For more information, visit pagaya.com.

Cautionary Note About Forward-Looking Statements
This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “continue,” “can,” “could,” “estimate,” “expect,” “intend,” “may,” “opportunity,” “future,” “strategy,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. All statements other than statements of historical fact are forward-looking statements, including statements regarding: The Company’s strategy and future operations, including the Company’s ability to continue to deliver consistent results for its lending partners and investors; the Company’s ability to continue to drive sustainable gains in profitability; the Company’s ability to achieve continued momentum in its business; and the Company’s financial outlook for Network Volume, Total Revenue and Other Income and Adjusted EBITDA for the full year 2023. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Risks, uncertainties and assumptions include factors relating to: the Company's ability to attract new partners and to retain and grow its relationships with existing partners to support the underlying investment needs for its securitizations and funds products; the need to maintain a consistently high level of trust in its brand; the concentration of a large percentage of its investment revenue with a small number of partners and platforms; its ability to sustain its revenue growth rate or the growth rate of its related key operating metrics; its ability to improve, operate and implement its technology, its existing funding arrangements for the Company and its affiliates that may not be renewed or replaced or its existing funding sources that may be unwilling or unable to provide funding to it on terms acceptable to it, or at all; the performance of loans facilitated through its model; changes in market interest rates; its securitizations, warehouse credit facility agreements; the impact on its business of general economic conditions, including, but not limited to rising interest rates, inflation, supply chain disruptions, exchange rate fluctuations and labor shortages; the effect of and uncertainties related to public health crises such as the COVID-19 pandemic (including any government responses thereto); geopolitical conflicts such as the war in Israel; its ability to realize the potential benefits of past or future acquisitions; anticipated benefits and savings from our recently announced reduction in workforce; changes in the political, legal and regulatory framework for AI technology, machine learning, financial institutions and consumer protection; the ability to maintain the listing of our securities on Nasdaq; the financial performance of its partners, and fluctuations in the U.S. consumer credit and housing market; its ability to grow effectively through strategic alliances; seasonal fluctuations in our revenue as a result of consumer spending and saving patterns; pending and future litigation, regulatory actions and/or compliance issues including with respect to the merger with EJF Acquisition Corp.; and other risks that are described in and the Company’s Form 20-F filed on April 20, 2023 and subsequent filings with the U.S. Securities and Exchange Commission, including the Company’s Report of Foreign Private Issuer on Form 6-K filed or to be filed on November 2, 2023. These forward-looking statements reflect the Company's views with respect to future events as of the date hereof and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, investors should not place undue reliance on these forward-looking statements. The forward-looking statements are made as of the date hereof, reflect the Company’s current beliefs and are based on information currently available as of the date they are made, and the Company assumes no obligation and does not intend to update these forward-looking statements.

Financial Information; Non-GAAP Financial Measures
Some of the unaudited financial information and data contained in this press release and Form 6-K, such as Fee Revenue Less Production Costs (“FRLPC”), FRLPC Margin, Adjusted EBITDA and Adjusted Net Income (Loss), have not been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). To supplement the unaudited consolidated financial statements prepared and presented in accordance with U.S. GAAP, management uses the non-GAAP financial measures FRLPC, FRLPC Margin, Adjusted Net Income (Loss) and Adjusted EBITDA to provide investors with additional information about our financial performance and to enhance the overall understanding of the results of operations by highlighting the results from ongoing operations and the underlying profitability of our business. Management believes these non-GAAP measures provide an additional tool for investors to use in comparing our core financial performance over multiple periods. However, non-GAAP financial measures have limitations in their usefulness to investors because they have no standardized meaning prescribed by U.S. GAAP and are not prepared under any comprehensive set of accounting rules or principles. In addition, non-GAAP financial measures may be calculated differently from, and therefore may not be directly comparable to, similarly titled measures used by other companies. As a result, non-GAAP financial measures should be viewed as supplementing, and not as an alternative or substitute for, our unaudited consolidated financial statements prepared and presented in accordance with U.S. GAAP. To address these limitations, management provides a reconciliation of Adjusted Net Income (Loss) and Adjusted EBITDA to net income (loss) attributable to Pagaya’s shareholders and a calculation of FRLPC and FRLPC Margin. Management encourages investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view Adjusted Net Income (Loss) and Adjusted EBITDA in conjunction with its respective related GAAP financial measures.

Non-GAAP financial measures include the following items:

Fee Revenue Less Production Costs (“FRLPC”) is defined as revenue from fees less production costs. FRLPC Margin is defined as FRLPC divided by Network Volume.

Adjusted Net Income (Loss) is defined as net income (loss) attributable to Pagaya Technologies Ltd.’s shareholders excluding share-based compensation expense, change in fair value of warrant liability, impairment, including credit-

related charges, restructuring expenses, transaction-related expenses, and non-recurring expenses associated with mergers and acquisitions.

Adjusted EBITDA is defined as net income (loss) attributable to Pagaya Technologies Ltd.’s shareholders excluding share-based compensation expense, change in fair value of warrant liability, impairment, including credit-related charges, restructuring expenses, transaction-related expenses, non-recurring expenses associated with mergers and acquisitions, interest expense, depreciation expense, and income tax expense (benefit).

These items are excluded from our Adjusted Net Income (Loss) and Adjusted EBITDA measures because they are noncash in nature, or because the amount and timing of these items is unpredictable, is not driven by core results of operations and renders comparisons with prior periods and competitors less meaningful.

We believe FRLPC, FRLPC Margin, Adjusted Net Income (Loss) and Adjusted EBITDA provide useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, we have included FRLPC, FRLPC Margin, Adjusted Net Income (Loss) and Adjusted EBITDA because these are key measurements used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting. However, this non-GAAP financial information is presented for supplemental informational purposes only, should not be considered a substitute for or superior to financial information presented in accordance with U.S. GAAP and may be different from similarly titled non-GAAP financial measures used by other companies. The tables below provide reconciliations of Adjusted EBITDA to Net Loss Attributable to Pagaya Technologies Ltd., its most directly comparable U.S. GAAP amount.

In addition, Pagaya provides outlook for the fiscal year 2023 on a non-GAAP basis. The Company cannot reconcile its expected Adjusted EBITDA to expected Net Loss Attributable to Pagaya under “Full-Year 2023 Outlook” without unreasonable effort because certain items that impact net income (loss) and other reconciling items are out of the Company's control and/or cannot be reasonably predicted at this time, which unavailable information could have a significant impact on the Company’s U.S. GAAP financial results.

Investors & Analysts
Jency John
Head of Investor Relations
IR@pagaya.com

Media & Press
Emily Passer
Head of PR & External Communications
Press@pagaya.com

PAGAYA TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(In thousands, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Revenue
Revenue from fees	$201,447	$185,614	$562,386	$507,241
Other Income
Interest income	10,375	13,666	30,965	43,127
Investment income (loss)	(65)	4,675	656	5,670
Total Revenue and Other Income	211,757	203,955	594,007	556,038
Production costs	128,792	129,115	374,462	326,375
Research and development (1)	18,039	38,643	56,833	127,379
Sales and marketing (1)	11,339	26,579	40,197	90,229
General and administrative (1)	53,425	73,790	157,567	236,863
Total Costs and Operating Expenses	211,595	268,127	629,059	780,846
Operating Income (Loss)	162	(64,172)	(35,052)	(224,808)
Other income (loss), net	(47,260)	3,233	(131,135)	9,846
Loss Before Income Taxes	(47,098)	(60,939)	(166,187)	(214,962)
Income tax expense (benefit)	(1,158)	6,065	10,515	25,604
Net Loss Including Noncontrolling Interests	(45,940)	(67,004)	(176,702)	(240,566)
Less: Net income (loss) attributable to noncontrolling interests	(24,188)	7,785	(62,682)	27,757
Net Loss Attributable to Pagaya Technologies Ltd.	$(21,752)	$(74,789)	$(114,020)	$(268,323)
Per share data:
Net loss attributable to Pagaya Technologies Ltd. shareholders	$(21,752)	$(74,789)	$(114,020)	$(268,323)
Less: Undistributed earnings allocated to participated securities	—	—	—	(12,205)
Net loss attributable to Pagaya Technologies Ltd. ordinary shareholders	$(21,752)	$(74,789)	$(114,020)	$(280,528)
Net loss per share:
Basic and Diluted (2)	$(0.03)	$(0.11)	$(0.16)	$(0.73)
Non-GAAP adjusted net income (loss) (3)	$14,296	$(14,440)	$4,167	$(28,981)
Non-GAAP adjusted net income (loss) per share:
Basic (2)	$0.02	$(0.02)	$0.01	$(0.08)
Diluted (2)	$0.02	$(0.02)	$0.01	$(0.08)
Weighted average shares outstanding (Class A and Class B):
Basic (2)	728,563,796	679,431,901	715,411,921	381,831,895
Diluted (2)	796,392,671	964,179,889	738,147,927	666,968,467

(1) The following table sets forth share-based compensation for the periods indicated below:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Research and development	$3,467	$16,208	$8,915	$71,687
Selling and marketing	3,469	15,645	10,979	54,534
General and administrative	13,801	28,449	37,418	92,022
Total	$20,737	$60,302	$57,312	$218,243

(2) Prior period amounts have been retroactively adjusted to reflect the 1:186.9 stock split effected on June 22, 2022.

(3) See “Reconciliation of Non-GAAP Financial Measures.”

PAGAYA TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands)

	September 30, 2023	December 31, 2022
Assets	(Unaudited)	(Audited)
Current assets:
Cash and cash equivalents	$252,578	$309,793
Restricted cash	26,280	22,539
Fees and other receivables	67,460	59,219
Investments in loans and securities	249	1,007
Prepaid expenses and other current assets	27,353	27,258
Income tax receivable	4,073	—
Total current assets	377,993	419,816
Restricted cash	5,320	4,744
Fees and other receivables	35,393	38,774
Investments in loans and securities	665,405	462,969
Equity method and other investments	26,550	25,894
Right-of-use assets	54,587	61,077
Property and equipment, net	40,680	31,663
Goodwill	10,945	—
Intangible assets	3,189	—
Prepaid expenses and other assets	145	142
Total non-current assets	842,214	625,263
Total Assets	$1,220,207	$1,045,079
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,299	$1,739
Accrued expenses and other liabilities	29,332	49,496
Operating lease liability - current	6,213	8,530
Secured borrowing - current	44,193	61,829
Income taxes payable - current	591	6,424
Total current liabilities	81,628	128,018
Non-current liabilities:
Warrant liability	5,163	1,400
Revolving credit facility	100,000	15,000
Secured borrowing - non-current	227,356	77,802
Operating lease liability - non-current	41,116	49,097
Income taxes payable - non-current	18,261	7,771
Deferred tax liabilities, net - non-current	581	568
Total non-current liabilities	392,477	151,638
Total Liabilities	474,105	279,656
Redeemable convertible preferred shares	74,250	—
Shareholders’ equity:
Additional paid-in capital	1,060,166	968,432
Accumulated other comprehensive income (loss)	3,985	(713)
Accumulated deficit	(528,219)	(414,199)
Total Pagaya Technologies Ltd. shareholders’ equity	535,932	553,520
Noncontrolling interests	135,920	211,903
Total shareholders’ equity	671,852	765,423
Total Liabilities, Redeemable Convertible Preferred Shares, and Shareholders’ Equity	$1,220,207	$1,045,079

PAGAYA TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(In thousands)

	Nine Months Ended September 30,
	2023	2022
Cash flows from operating activities
Net loss including noncontrolling interests	$(176,702)	$(240,566)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Equity method income (loss)	(655)	(5,670)
Depreciation and amortization	13,161	4,077
Share-based compensation	57,312	223,007
Fair value adjustment to warrant liability	3,763	(9,408)
Issuance of ordinary shares related to commitment shares	—	1,000
Impairment loss on available-for-sale debt securities	115,644	10,706
Write-off of capitalized software	1,935	—
Tax benefit related to release of valuation allowance	(1,162)	—
Gain on foreign exchange	(302)	—
Change in operating assets and liabilities:
Fees and other receivables	(7,666)	(31,832)
Deferred tax assets, net	—	(2,820)
Deferred tax liabilities, net	13	—
Prepaid expenses and other assets	1,812	(18,530)
Right-of-use assets	6,435	2,322
Accounts payable	(374)	(9,097)
Accrued expenses and other liabilities	(16,682)	23,250
Operating lease liability	(6,433)	(6,204)
Income tax receivable / payable	529	21,885
Net cash used in operating activities	(9,372)	(37,880)
Cash flows from investing activities
Proceeds from the sale/maturity/prepayment of:
Investments in loans and securities	134,101	88,538
Short-term deposits	—	5,020
Equity method and other investments	—	453
Cash and restricted cash acquired from Darwin Homes, Inc.	1,608	—
Payments for the purchase of:
Investments in loans and securities	(436,242)	(261,806)
Property and equipment	(15,555)	(18,266)
Equity method and other investments	—	(5,749)
Net cash used in investing activities	(316,088)	(191,810)
Cash flows from financing activities
Proceeds from sale of ordinary shares in connection with the Business Combination and PIPE Investment, net of issuance costs	—	291,872
Proceeds from secured borrowing	314,276	94,094
Proceeds received from noncontrolling interests	19,235	92,988
Proceeds from revolving credit facility	110,000	26,000
Proceeds from exercise of stock options	2,538	1,480
Distributions made to noncontrolling interests	(39,321)	(70,255)
Payments made to revolving credit facility	(25,000)	(26,000)
Payments made to secured borrowing	(182,358)	(18,245)
Settlement of share-based compensation in satisfaction of tax withholding requirements	(650)	—
Proceeds from issuance of ordinary shares from the Equity Financing Purchase Agreement	3,793	—
Proceeds from issuance of redeemable convertible preferred shares, net of issuance costs	74,250	—
Net cash provided by financing activities	276,763	391,934
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(4,201)	—
Net increase (decrease) in cash, cash equivalents and restricted cash	(52,898)	162,244
Cash, cash equivalents and restricted cash, beginning of period	337,076	204,575
Cash, cash equivalents and restricted cash, end of period	$284,178	$366,819

PAGAYA TECHNOLOGIES LTD.
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)
($ in thousands, unless otherwise noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Net Loss Attributable to Pagaya Technologies Ltd.	$(21,752)	$(74,789)	$(114,020)	$(268,323)
Adjusted to exclude the following:
Share-based compensation	20,737	60,302	57,312	223,007
Fair value adjustment to warrant liability	1,328	(3,000)	3,763	(9,408)
Impairment loss on certain investments	9,130	—	39,778	—
Write-off of capitalized software	305	—	1,935	—
Restructuring expenses	484	—	5,450	—
Transaction-related expenses	2,472	—	4,497	—
Non-recurring expenses	1,592	3,047	5,452	25,743
Adjusted Net Income (Loss)	$14,296	$(14,440)	$4,167	$(28,981)
Adjusted to exclude the following:
Interest expenses	9,918	243	19,932	3,420
Income tax expense (benefit)	(1,158)	6,065	10,515	25,604
Depreciation and amortization	5,205	2,929	13,189	4,077
Adjusted EBITDA	$28,261	$(5,203)	$47,803	$4,120

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Fee Revenue Less Production Costs (FRLPC):
Revenue from fees	$201,447	$185,614	$562,386	$507,241
Production costs	128,792	129,115	374,462	326,375
Fee Revenue Less Production Costs (FRLPC)	$72,655	$56,499	$187,924	$180,866

Fee Revenue Less Production Costs Margin (FRLPC Margin):
Fee Revenue Less Production Costs (FRLPC)	$72,655	$56,499	$187,924	$180,866
Network Volume (in millions)	2,112	1,924	5,919	5,521
Fee Revenue Less Production Costs Margin (FRLPC Margin)	3.4%	2.9%	3.2%	3.3%